UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 4, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release      ANGLOGOLD ASHANTI NO CHANGE STATEMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
4 April 2012

ANGLOGOLD ASHANTI PUBLISHES ITS SUITE OF 2011 ANNUAL REPORTS

AngloGold Ashanti announces that it has today, Wednesday, 4 April 2012, published the group’s suite of reports for the financial year ended 31 December 2011. The posting to shareholders of the Annual Financial Statements and the Notice of the Annual General Meeting commenced today.

The Annual Financial Statements for the year ended 31 December 2011 on which Ernst & Young Inc. issued an unmodified review report do not contain any material changes to those published on 15 February 2012 on SENS.

The unqualified audit report on the financial statements for the year ended 31 December 2011 issued by Ernst and Young is available for inspection at the registered office of the company.

The Annual General Meeting of the company will be held at The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa, on Thursday, 10 May 2012, at 11:00 (SA time) to transact the business as stated in the notice of meeting.

AngloGold Ashanti’s suite of 2011 annual reports includes:
·          Annual Financial Statements 2011
·          Mineral Resource and Ore Reserve Report 2011
·          Sustainability Report 2011
·          Integrated Report 2011
·          Notice of Annual General Meeting
These reports and documents communicate all relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2011 financial year, from 1 January 2011 to 31 December 2011 and are available at www.aga-reports.com
ENDS
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 4, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary